AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

ON JULY 29, 2025

File No. 811-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder and Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions to Section 23(c) of the 1940 Act,

In the Matter of the Application of:

___________________________________________________________________________

Savvly Fund #3

Savvly Advisor, LLC

___________________________________________________________________________

1035 Pearl Street, Suite 322

Boulder, CO 80302

Please direct all communications regarding this application to:

Dario Fusato

c/o Savvly, Inc.

1035 Pearl Street, Suite 322

Boulder, CO 80302

dario@savvly.com

Copies to:

Rob Evans

c/o Troutman Pepper Locke

875 3rd Avenue, 15th floor

New York, NY 10022

rob.evans@troutman.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 22 PAGES.

TABLE OF CONTENTS

I.THE PROPOSAL  4

II.STATEMENT OF FACTS  6

A.Initial Fund  6

B.Adviser14

III.EXEMPTIONS REQUESTED15

A.The Preferred Shares and Common Shares15

B.The Payouts and Early Withdrawal Amounts15

IV.COMMISSION AUTHORITY16

V.DISCUSSION16

A.Background16

B.Multiple Series of Preferred Shares — Exemptions from

Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act 18

           C.The Payouts and Early Withdrawal Amounts19

VI.APPLICANTS’ CONDITIONS20

VII.CONCLUSIONS21

EXHIBITS

Exhibit AResolutions of the Initial Fund

Exhibit BVerifications

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder and Pursuant to Section 23(c) of the 1940 Act for an Order Granting Certain Exemptions to Section 23(c) of the 1940 Act

Savvly Fund #3

Savvly Advisor, LLC

1035 Pearl Street, Suite 322

Boulder, CO 80302

File No. 811-

I.THE PROPOSAL

Savvly Fund #3 (the “Initial Fund”) is a newly organized Delaware statutory trust that will operate as a continuously offered, diversified, closed-end management investment company. The Initial Fund is registered with the U.S. Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Initial Fund will be advised by Savvly Advisor, LLC (the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”). The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the Commission (i) pursuant to Section 6(c) of the 1940 Act for exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and (ii) an order under Section 23(c) of the 1940 Act to permit the Funds (as defined below) to issue multiple series of Preferred Shares (as defined below) and make payouts, pay early withdrawal amounts and cancel outstanding Preferred Shares and Common Shares (as defined below and together with the Preferred Shares, the “Shares”) in accordance with the terms of the Preferred Shares to allow investors to obtain the benefits of the higher returns for longer-lived investors of the Funds.

The Funds will allow ordinary Americans to harness the economic power that underlies annuities using the protections of the 1940 Act and without the various barriers to participation in investing in annuities.

Applicants believe that the implementation of the capital structure of the Funds will benefit investors by allowing them to effectively address one of the critical risks of financial planning – people outliving their financial resource – and to do so in a fund that can accept investors at many different ages and allocate the benefits fairly among those investors.  By contrast, if a fund were required to organize separate investment portfolios for each age cohort, the benefits would be dramatically reduced.

The benefits of the capital structure of the Funds include that a portion of the fixed costs normally associated with investing in investment companies can be spread over a greater number of investors than if the Fund used a cohort structure instead. As the volume of assets grows, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

Applicants request that the Order also apply to any continuously offered closed-end management investment company that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser or any successor in interest to any such entity,2 acts as an investment adviser and which is registered under the 1940 Act (each, a “Future Fund,” and together with the Initial Fund, the “Funds”).3 Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”).

A Future Fund will use the same method for allocating fees between the preferred stock and the common stock and the same method of allocating excess value (as defined below) to the preferred stock as the Initial Fund, although the payout ages, units, specific fees and expenses, and underlying assets of a Future Fund may differ from those of the Initial Fund.

For example, (1) a Future Fund could use more or fewer payout ages than the Initial Fund, which would alter the “units” held by an investor from the Units (as defined below) in the Initial Fund, (2) a Future Fund could impose different fee amounts and timing than the Initial Fund, (3) a Future Fund could use different percentages for the early withdrawal penalty calculation, and (4) a Future Fund could use ETFs or direct indexing tied to a different stock or bond market index than the S&P 500 Index used by the Initial Fund.  Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2, File No. 333-284564 (the “Initial Registration Statement”), to register its Preferred Shares and Common Shares under the Securities Act of 1933, as amended (the “1933 Act”).

If the requested relief is granted, the Initial Fund anticipates making a continuous public offering to investors pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds will not permit any secondary trading of their shares.

Summary of the Capital Structure of the Funds

The “Preferred Shares” are units of beneficial interest in the Funds that are an equity interest in the Fund that issues those Preferred Shares that are voting securities and shares of stock that have a preference or priority over the Common Shares of that Fund with respect to payment of dividends and distributions upon liquidation or termination of that Fund and therefore are a class of “senior securities” under Sections 18(c) and 18(g) of the 1940 Act.

The “Common Shares” are units of beneficial ownership in a Fund that are an equity interest in that Fund that are voting securities as defined in Section 2(a)(42) of the 1940 Act. The Common Shares are all fungible with each other, representing an undivided interest in the assets of the applicable Fund upon dissolution (after payment of all amounts due on the Preferred Shares of that Fund) and therefore do not include any features that distinguish between investors based on their age and date of investment.

The Preferred Shares in the Initial Fund will be allocated to four different investment units (“Units”) held by each investor, one for each of the payout dates for that investor at age 80, 85, 90 and 95. The terms of the Preferred Shares will allow the holder to tender to a Fund that holder’s Preferred Shares and Common Shares in the applicable Unit for repurchase by the Fund on or after the applicable payout date, provided that the investor has held the Unit for at least five years and upon providing advance notice to the Fund.4

The Preferred Shares will impose an early withdrawal penalty when investors instead withdraw from a Fund, voluntarily or upon the death of the investor.  The early withdrawal penalty will include all of the gains on an investor’s investment in the Fund5.  The Preferred Shares will be repurchased by the Fund for the early withdrawal amount if tendered by the investor at the time of early withdrawal and for the value of the Preferred Shares thereafter.

Each Fund will allocate amounts it retains as early withdrawal penalties to the Preferred Shares as accrued dividends to enhance the returns of investors who remain invested in the Fund as they live beyond the payout ages in each Unit.

The Preferred Shares held by each investor will differ from those held by other investors because the early withdrawal penalty calculation, payout dates and dividend accrual rates of the Preferred Shares vary with the ages, dates of investment and amounts invested by the investors (including the amount of accrued dividends on the Preferred Shares).  As a result, the Preferred Shares will be issued in multiple series based on those differences.

The requested exemptions will allow the terms of the Preferred Shares to operate differently than traditional series of preferred stock and will mean that each series can qualify as a separate series of the same class without violating Section 18(c) of the 1940 Act.

II.STATEMENT OF FACTS

A.Initial Fund

The Initial Fund is a Delaware statutory trust that is a registered closed-end fund under the 1940 Act and will register the sale of its shares under the 1933 Act. The Initial Fund pursues its investment objective by investing substantially all of its assets in Standard & Poor’s (S&P) 500 Exchange Traded Funds (ETFs) (though the Initial Fund retains the right to invest in an affiliated S&P 500 ETF or directly in the securities that make up the S&P 500 Index as an alternative).

The Initial Fund seeks to provide long-term investment results that, before expenses, correspond generally to the price performance of the S&P 500 Index.  Those returns will be enhanced so that individuals who may live into their 80s and beyond will earn more than they would have by investing directly in S&P 500 ETFs when they do live into their 80s and beyond by staying invested and reaching their payout dates.  Those enhanced returns will be provided by excess value retained in the Initial Fund through the early withdrawal penalty that applies when other investors withdraw early, either voluntarily or by not living to all of their payout dates.

Except for any Shares eligible to be tendered for repurchase, upon early withdrawal of an investor, the investor will surrender all of their Common Shares and their Preferred Shares will have their value reset to the early withdrawal amount.  The early withdrawal amount is 75% (plus 1% per year invested up to 100%) of the purchase price paid by the investor for their Shares (less any sales load) or the NAV of their Common Shares (if less).

This structure is intended to combine some of the benefits of a pension with an investment in a fund that has the investor protections provided by registration under the 1940 Act.  The Funds will not be subject to applicable state and local laws as an insurance company or entity engaged in the offering and sale of life insurance.  As a result, the Funds will not be subject to state insurance company rules that may bar insurance companies from issuing policies that have features where investors lose financial benefits upon death and some of the benefits are credited to other investors.  There are some locations where the structure of the Funds may create state law compliance concerns, in which case the Funds will not accept investors from those states.  For example, the insurance law in Louisiana that bars those types of arrangements does not just apply to insurance companies.

When an investor invests in the Funds, they are making a long-term financial investment to benefit from the higher return they can achieve if they live to the last payout date (at age 95 for the Initial Fund). Even those investors in the Funds who do not live to their last payout date can benefit from the reduced uncertainty about their financial resources for their first payout age and beyond.  To receive that benefit, they will have to keep their money in the Funds; they may not transfer their shares.  The only liquidity investors will have is at or after their payout dates and upon early withdrawal (in the latter case, subject to a significant reduction in amount due to the early withdrawal penalty).  The Funds are only appropriate for a small portion of an investor’s financial resources that the investor does not need before their first payout age.

The Initial Fund uses a buy and hold strategy, purchasing low-cost S&P 500 ETFs.  The Common Shares issued by the Initial Fund represent the investors’ interest in the underlying investment (S&P 500 ETFs) based on the Common Shares purchased by the investors.  The Common Shares can be purchased as Class A Common Shares without any sales load or as Class B Common Shares with a front-end sales load. Although the Funds may use “class” designations to indicate differing sales loads, the Funds do not operate as multi-class common stock funds.6

To implement the long-term longevity hedging aspect of the investment, the Funds will issue Preferred Shares that give each investor the rights and obligations necessary to accomplish the enhanced returns for living longer features of the Funds.  The obligations of the investors pursuant to the terms of the Preferred Shares include the obligation to surrender some or all of their Common Shares following early withdrawal by that investor to implement the payment of the early withdrawal penalty.

Each Fund is (or will be) designed to have:

(1)payout dates based on the age of each individual investor with differing payouts at each payout date,

(2)payout amounts that depend in part on the age of the investor and reflect a portion of the Common Shares held by the investor and the aggregate value of the liquidation preference of, and accrued dividends on, the applicable Preferred Shares held by the investor (which accrued dividends will consist of amounts retained by the Fund upon early withdrawals by other investors that occurred during the time the investor owned an interest in the Fund up to the payout date and are linked to the performance of the NAV of the Common Shares),

(3)early withdrawal amounts based on the length of time that the investor has held its shares and, because if the NAV of the investor’s Common Shares is less than the investor’s original purchase price, the early withdrawal amount will be based on that NAV, early withdrawal amounts may depend on the performance of the Fund,

(4)a fee structure designed to keep the management fee for the Adviser for managing the assets of the Fund low to reduce the impact on the returns earned by investors with respect to their Common Shares, and to impose additional fees with respect to the excess value retained in the Fund (upon voluntary withdrawal or death of investors) and any appreciation in that excess value,

(5)a quarterly or annual distribution of the dividends received by a Fund from its investments (e.g., in S&P 500 ETFs, for the Initial Fund), less fees and expenses, which will be allocated between the Common Shares and the Preferred Shares based on their relative values (the NAV of the Common Shares and the accrued dividends plus the liquidation preference of the Preferred Shares), and any differing fees will comply with Rule 18f-3(a)(1)(ii) under the 1940 Act as if the Fund were a registered open-end management investment company offering multiple classes of voting stock, with the Common Shares and Preferred Shares each considered to be a separate class.

Fee Structure and Payments

The fee structure of the Initial Fund is designed to minimize the amount of fees allocated to the Common Shares.  The Initial Fund will invest in low-cost publicly traded ETFs, keeping the Fund’s AFFE (acquired fund fees and expenses) low.  The Initial Fund will pay an annual management fee. The management fee and other expenses of the Initial Fund, such as custodial fees, will be paid by both the Preferred Shares and the Common Shares, based on the respective values of the Preferred Shares and the Common Shares, except as described below.

The structure of the Funds provides a unique level of potential returns to investors who stay invested and live to their first payout age and beyond.  Part of that structure requires significant administrative work, tracking separate payout amounts and allocations for each investor, identifying when an investor dies and their account becomes subject to early withdrawal, licensing intellectual property rights to the Savvly algorithms for dividend allocation, coordinating in-kind payments and supporting investors in understanding their investment in a  Fund.  The Funds will pay an annual administrative fee to the Administrator (Savvly Advisor, LLC) to compensate it for that administrative work.  The administrative fee will be a percentage of the value of the outstanding Preferred Shares. The Funds will reduce tax-related distributions on the Preferred Shares by the amount of that administrative fee compared to the tax-related distributions on the Common Shares, so that the Preferred Shares will be responsible for paying the administrative fee.

In addition to the annual expenses of the Funds, the Funds will incur (1) a reallocation expense payable to the Administrator when excess value (retained by the  Fund when an investor withdraws early, either voluntarily or upon death) is allocated as accrued dividends on the Preferred Shares and (2) a payout expense payable to the Administrator based on the value of the Preferred Shares that become subject to payout (through a reduction in the accrued dividends on those Preferred Shares which occurs when the investor reaches the applicable payout age).  The reallocation and payout expenses are only paid if the Fund retains excess value, so it comes not from the remaining investors’ capital but from the capital invested by investors who withdrew early.  The reallocation expense – by reducing the amount allocated to the Preferred Shares - and the payout expense – by reducing the amount of payouts with respect to the Preferred Shares – can in each case be viewed as being paid by holders of the Preferred Shares.  In each case, those expenses will be imposed net of accrued management or administrative fees.  Except as otherwise described in this Application, income, realized gains and losses, unrealized appreciation and depreciation, and expenses shall be allocated based on the net assets method described in Rule 18f-3(c)(1)(i) (applicable to open-end funds issuing multiple classes of common stock, but applied here by analogy) treating an amount of net assets of the a Fund equal to the aggregate amount of liquidation preference and accrued dividends on all outstanding Preferred Shares as the net assets of the Preferred Shares and the remainder of the net assets of the Fund as the net assets of the Common Shares.

This is a first of its kind fund with a unique mechanism to use the protections of the 1940 Act to allow investors to hedge their longevity risk – to help counteract the risk that they will run out of financial resources as they live to their initial payout age and beyond. The financial product currently available that is most comparable to the Initial Fund is a deferred, equity index-linked annuity contract.  According to the 2020 Fisher Annuity Insights Report, variable annuities have features that result in costs to investors that average 3.78% per annum (which, for a long-term investment such as from retirement age to age 95, would cumulatively reduce an investor’s returns).  The Initial Fund is designed to have lower costs than annuities and to be much more accessible to ordinary Americans by not requiring high minimum investment amounts and by allowing incremental additional investments.  By structuring the fees and expenses in this manner, the Adviser and Administrator do not earn fees (beyond the annual management fee on the NAV of the Common Shares) from the Initial Fund unless the Initial Fund is working as intended – that is, enhancing the returns on the S&P 500 ETFs for investors who live to their first payout date and beyond.

Differential fees and expenses between multiple classes of stock can result in unfair treatment of different groups of investors.  However, Section 18(c) allows closed-end funds to issue a class of preferred stock (senior securities that are stock) and, typically, the holders of the common stock end up responsible for the management fees related to the assets acquired with the proceeds of the sale of the preferred stock (the preferred stockholders are not responsible for any fees).  In the Funds, holders of the Preferred Shares will be responsible for all fees related to the Preferred Shares, which are higher fees than imposed on the Common Shares.  Also, because all investors hold both Common Shares and Preferred Shares, the differences in fees between the two classes do not discriminate between the holders.  By structuring the fees and expenses in this manner, the Adviser believes that they are appropriate and consistent with the protection of investors and the purpose of Section 18.

Terms of the Preferred Shares

The Preferred Shares are a class of stock issued by the Funds with a liquidation preference of $0.01 per share and sold to new investors at a price of $0.01 per share.  They are senior securities that are a stock as defined in Section 18(g) of the 1940 Act with a priority over the Common Shares as to distribution of assets and payment of dividends.

The first time an investor invests in the Initial Fund, they will buy Units of Preferred Shares and Common Shares, divided into one Unit for each payout date:

Unit 1Unit 2Unit 3Unit 4

Preferred Shares   4    3    2    1

Common Shares

(as a %age of total)   40%   30%    20%   10%

Payout Age    80   85    90    95

At the time of that first investment, the investor can pick the number of Common Shares they wish to buy, provided that each Unit will have the percentage of Common Shares set forth above. The Preferred Shares in each Unit will constitute different series because they have different payout dates from the Preferred Shares in the other Units. If the investor makes further investments in the Initial Fund, the investor will purchase additional Common Shares that will be added to the four Units in the same proportions.  The purchase of additional Common Shares does not alter the terms of the Preferred Shares, though it will affect the rate of dividends accrued on those Preferred Shares as described below.

The Preferred Shares are entitled to accrue dividends quarterly at a rate based on algorithms designed by Savvly, Inc. (referred to herein as the “Allocation Formula”).  The Allocation Formula is designed to allocate amounts, referred to as “excess value”, that are retained by each Fund as a result of penalties imposed on investors who withdraw from that Fund early, either voluntarily or because that investor dies before reaching their final payout age.  The Allocation Formula uses inputs that include the ages of the investors, the related longevity factors determined from standard U.S. Social Security Administration data, the amounts invested and the number of years the investors each remain invested.

The dividends on the Preferred Shares are not a fixed amount of cash, instead, once accrued, the amount of the dividend fluctuates in value with the NAV of the Common Shares, so that if the value of the S&P 500 ETFs owned by the Initial Fund declines or rises, so do the accrued dividends on the Preferred Shares.  The reason that the dividends fluctuate in value over time is that the amounts left in the Fund due to early withdrawal penalties remain invested in S&P 500 ETFs, so to ensure that the Fund has assets to satisfy the payout amounts on the Preferred Shares without drawing from the assets underlying the Common Shares, the dividend amounts rise and fall with the NAV of the Common Shares. The fees payable by the Preferred Shares would vary as well.  Because investors may withdraw early and forfeit their gains (represented in part by the dividends accrued on their Preferred Shares), investors will not be entitled to receive the value represented by those accrued dividends until the investors reach their applicable payout ages.  Also, because the accrued dividends on the Preferred Shares represent gains on an investor’s investment, investors will not receive the value represented by those accrued dividends upon early withdrawal. No dividends are paid on the Preferred Shares, they accumulate until an early withdrawal or their applicable payout date.

The allocation of accrued dividends to the Preferred Shares is made according to the Allocation Formula and depends in part on the aggregate value of the ownership interest in a Fund of the holder of the Preferred Shares (i.e., the sum of the NAV of the Common Shares plus the sum of the liquidation preference of, and accrued dividends on, the Preferred Shares).  As a result, if two investors of the same age purchased the same number of Common Shares at the same time, their accrued dividends on their Preferred Shares would be equal.  If one of those investors bought additional Common Shares, that investor would receive more accrued dividends than the other on their Preferred Shares.

The terms of the Preferred Shares give the investors the right to voluntarily withdraw their investment from the Fund at their option by surrendering their Common Shares. The Preferred Shares at that point will be adjusted so its value is equal the early withdrawal amount (and that amount would vary with the NAV of the Common Shares). The investor can tender the Preferred Shares for repurchase and receive a distribution-in-kind at the applicable early withdrawal amount on the early redemption date or can hold the Preferred Shares and tender them later at the value of the Preferred Shares upon three months’ notice to the Initial Fund.  Distributions to affiliates of the Funds will be done in a manner that does not violate Section 17(a) of the 1940 Act relating to distributions-in-kind. To the extent that the amount due is not a whole number of S&P 500 ETFs, the Funds will deliver either a fractional share of an ETF or its equivalent in cash.  That early withdrawal amount will be equal to 75% (plus 1% per year of investment up to 100%) of the lesser of the original dollar amount invested by the investor (excluding any sales load) and the NAV of that investor’s Common Shares.

The Preferred Shares also provide that investors’ heirs or beneficiaries shall be subject to early withdrawal, in the same way as a voluntary early withdrawal in full, upon the death of the investor.  If the investor had already reached a payout age, the early withdrawal amount will be based on the investor’s remaining Units.

The terms of the Preferred Shares also allow investors to do a partial early withdrawal of a portion of their Preferred Shares and Common Shares on comparable terms to a full early withdrawal.

The Preferred Shares are not transferrable, except to an investor’s estate or beneficiaries upon death of the investor.

On each payout date, that is, when the investor becomes eligible for a payout, the applicable Preferred Shares will lose their right to receive additional accrued dividends under the Allocation Formula and their existing accrued dividends will be reduced by the payout expense described above.  On or following the payout date, the investor will be entitled to a distribution-in-kind of S&P 500 ETFs upon surrender of the Preferred Shares with respect to which the investor has reached the applicable payout age and the Common Shares in the Unit with those Preferred Shares. The investor may receive that distribution-in-kind on the payout date without advance notice or later upon three months’ notice to the Initial Fund.

The Preferred Shares held by an investor in a Fund will have differing payout dates based on the age of the investor, designed to entitle the investor to payouts at age 80, 85, 90 and 95 in the Initial Fund. At age 95, if an investor took all of their payout distributions, they would cease to have any interest in the Initial Fund.

The Preferred Shares will vote on all matters required by the 1940 Act and will vote together as a class, provided however that if a shareholder vote or consent would adversely affect a particular series adversely compared to other series, then that series would get a separate series vote on that shareholder action. The voting rights of each Preferred Share are based on the percentage of the aggregate amount of liquidation preference of, and accrued dividends on, that Preferred Share out of the total of that calculation for all outstanding Preferred Shares on the applicable record date.  The Preferred Shares will also vote together with the Common Shares on all other matters.  When voting together with the Common Shares, the number of votes per share that a Preferred Share will have is equal to the value of the Preferred Share (liquidation preference plus accrued dividends on the record date) divided by the NAV of the Common Shares on the record date for the shareholder vote.  Because the Preferred Shares will have differing numbers of votes per share, the Applicants are requesting exemptive relief under Section 18(i) of the 1940 Act.

The Preferred Shares will have the 200% asset coverage required by Section 18(a)(2)(A) and (B) of the 1940 Act.

The Funds expect to make cash distributions on the Preferred Shares (and the Common Shares) as necessary to maintain its tax status as a registered investment company (“RIC”) under the Internal Revenue Code of 1986, as amended. Those distributions are separate from the accrued dividends under the Allocation Formula. The Preferred Shares will be entitled to quarterly or annual distributions, as and if declared by the Board of Trustees, calculated at the same rate as the distributions on the Common Shares, except that the rate shall be reduced by the Administrative Fee paid by the Funds with respect to the Preferred Shares.  When allocating those distributions between Common Shares and Preferred Shares, the calculation will be based on the NAV of the Common Shares and the aggregate value of the liquidation preference of, and accrued dividends on, the Preferred Shares.

Terms of the Common Shares

The Common Shares are the other class of stock issued by the Funds.  They will be offered in a continuous offering, first as part of a Unit with Preferred Shares to each new investor and thereafter as additional Common Shares.  The Common Shares will be sold at their NAV, which is expected to be the value of the S&P 500 ETFs purchased by the Initial Fund with the proceeds of sales of the Common Shares.  The first sales of the Common Shares, before the Common Shares have a NAV, will be at the NAV of the Vanguard S&P 500 ETF, whose ticker symbol is VOO, the ETFs that the Fund will purchase with the proceeds of those sales.

The Common Shares will be entitled to quarterly or annual distributions by the Fund, as and if declared by the Board of Trustees.  Each Fund expects to make distributions as and if necessary to maintain its tax status as a RIC.

The Common Shares are not transferrable.  However, if an investor has elected to retain an interest in the Fund rather than take a payout distribution upon reaching a payout date, any Common Shares so held by an investor will be transferred to the investor’s estate or beneficiaries upon death of the investor.  The remaining Common Shares will be canceled upon the death of the investor due to early withdrawal. The Common Shares are not redeemable or subject to repurchase at the option of the investor, except to the extent permitted by the terms of the Preferred Shares.

The Common Shares are voting securities with one vote per share.

Capital Structure of the Funds

Section 18(c) of the 1940 Act permits a closed-end fund to have a single class of common stock and a single class of preferred stock.  The preferred stock can be issued in separate series, so long as none of the series of preferred stock has a preference or priority over any other series of the preferred stock upon the distribution of the assets of the fund or in respect of the payment of interest or dividends. To the extent that any Preferred Shares are considered to have such a preference or priority with respect to other Preferred Shares (and not simply to the Common Shares), the requested exemptions will permit the Funds to issue the Preferred Shares as multiple series.

If all investors lived until age 95 and stayed invested in the Initial Fund, the Initial Fund would resemble simply an indirect investment in the underlying S&P 500 ETFs – a fund of funds invested solely in S&P 500 ETFs with a return that matched the return on the S&P 500 ETFs, less fees and expenses.

When investors withdraw early, either voluntarily or upon their death, their early withdrawal amount reflects the terms of investment the investors accept, discussed above, when choosing the financial product that the Funds offer.  The Fund keeps any gains on the investor’s investment in the Fund (plus a portion of the original investment) less any prior payouts.

The consequence of each Fund’s capital structure is that each investor will have Preferred Shares that differ in their level of accrued dividends, payout dates and early withdrawal amounts.  The timing and allocation of accrued dividends, payouts and the amount of early withdrawals will differ from other investors based on the ages of the investors, when the investors made their investments, how much the investors invested, the level of early withdrawals from the Fund by other investors while an investor has been invested (resulting in excess value that is allocated as accrued dividends) and the performance of the Fund. As a result, the Funds will offer Preferred Shares in separate series of Preferred Shares in reliance on the requested exemptions.

The Funds will use a traditional “unitized” method of accounting for financial reporting and expense allocation purposes.

To treat all series of the Preferred Shares as a single, separate class that is senior to the Common Shares and to enable the Funds to issue Preferred Shares in multiple series as described in this Application, the Applicants are requesting relief from Section 18(a)(2), Section 18(c) and Section 18(i) of the 1940 Act and an order pursuant to Section 23(c)(3) of the 1940 Act. Other than the Preferred Shares, the Funds will not issue any other kind of “senior security” as defined in Section 18(g) of the 1940 Act or enter into any derivatives transactions (as defined in Rule 18f-4 under the 1940 Act).

B.Adviser

The Adviser is a Delaware limited liability company and is controlled by Savvly, Inc., a Delaware corporation. The Adviser is registered with the Commission as an investment adviser under the Advisers Act and it or an affiliate will serve as investment adviser for each Fund pursuant to an investment management agreement (the “Investment Management Agreement”), which will be approved by the Board of Trustees of the applicable Fund, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the applicable Fund, and by that Fund’s initial sole shareholder, in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. The Adviser (or an affiliate of the Adviser) will be responsible for managing the investment activities of each Fund and that Fund’s business affairs and will serve as Administrator for that Fund.

III.EXEMPTIONS REQUESTED

A.The Preferred Shares and Common Shares

Applicants are referring to the Preferred Shares as multiple series of the same class and request exemptive relief to the extent that the issuance and sale of the Preferred Shares of a Fund may be deemed instead to result in the issuance of multiple series of a class in a manner inconsistent with the exception in Section 18(c) of the 1940 Act that would violate the provisions of Section 18(c) of the 1940 Act.7  The Applicants are also seeking exemptive relief from Section 18(i) of the 1940 Act for the Preferred Shares to be considered to have equal voting rights with the Common Shares.

In reliance on the requested relief, the Preferred Shares will be a single, separate class of securities being issued in multiple series and the Applicants will treat them in that manner.

Except as described in this Application, the Common Shares entitle all investors in the Common Shares to the same rights as all other holders of Common Shares and the Preferred Shares entitle all investors in the Preferred Shares to the same rights and impose on them the same obligations as all other holders of Preferred Shares.

B.The Payouts and Early Withdrawal Amounts

The investment terms of the Funds involve transactions pursuant to the terms of the Preferred Shares that result in payments to the investor or the investor’s estate or beneficiaries (typically in kind) and a cancellation of Preferred Shares and/or Common Shares.  Those transactions include early withdrawal and payouts when an investor reaches a payout date and thereafter three months after notice to the applicable Fund by an investor that they want a distribution in exchange for surrendering their shares.  Section 23(c) of the 1940 Act limits the right of a closed-end fund to “purchase any securities of any class of which it is the issuer” except under specified circumstances.

The Applicants view is that each Fund’s repurchases of Preferred Shares and Common Shares pursuant to early withdrawals and payout transactions described in this Application will be made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased and, if relief under Section 23(c)(3) of the 1940 Act is granted, those repurchases will be made subject to the representations and conditions contained in this Application

IV.COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 23(c)(3) of the 1940 Act, the Commission may permit by order for the protection of investors repurchases by a closed-end investment company of its securities in circumstances where such repurchases are “made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.”

V.DISCUSSION

A.Background

The Commission has the power pursuant to Section 6(c) of the 1940 Act, by order upon application, conditionally or unconditionally to exempt any person, security or transaction from provisions of the 1940 Act and its rules under the 1940 Act.  Congress granted that power to the Commission because the 1940 Act strictly limits many aspects of registered investment funds and the Congress wanted the Commission to be able to approve innovations in investment funds, provided that investors are adequately protected.  The Commission has used its Section 6(c) power to help the 1940 Act keep up with new structures, share types and innovation.

The Commission has used its Section 6(c) power recently to approve the formation of ETFs, managed ETFs, leveraged ETFs and various other new forms of investment companies and ways for investors to invest in registered investment companies.  It has also granted relief to many closed-end investment companies to issue multiple classes of shares, among other relief. The Commission has considered the fairness to investors of permitting those multiple classes of shares.

The Funds present a new structure: a closed-end investment company designed for a lifetime investment with limited liquidity for investors through age-based payout dates late in life and early withdrawal amounts.  Early withdrawal occurs upon the investor’s death prior to the final payout age (95 in the Initial Fund), or earlier at the option of the investor.  The early withdrawal amounts leave behind in a Fund all gains on the investment and, in many cases, a portion of the original investment. A Fund’s capital structure includes the Common Shares, which do not differ between investors, and the Preferred Shares that implement the age-related outcomes of the investment.

The Funds are designed so that all investors invest under the same rules and those rules are embedded in the Preferred Shares.  The Initial Fund has created those rules to make payouts available at age 80, 85, 90 and 95, to allow investors to maintain an indirect investment in S&P 500 ETFs and to benefit from allocations to the Preferred Shares of excess value retained by the Initial Fund when other investors die or voluntarily withdraw from the Initial Fund.  The mechanics for each investor are the same, but the value of an investment will differ depending on the age of the investor and how long the investor lives, when and how much they and others have invested in a Fund, the ages of other investors, the performance of the Fund’s investments and the timing and amount of early withdrawal penalties.

Because the terms of Preferred Shares would result in unfairness to older investors if the formula for allocating dividends did not account for their age relative to the age of others in a Fund, the Funds use Social Security Administration tables on mortality data in the Funds’ algorithms to help adjust for those age differences.  Because the standardized US government data is not within the control of the Funds or the Adviser, investors will have the assurance that the inputs to the algorithms that are based on the age of the investor will only be subject to adjustment by the Funds or the Adviser to the extent that the Social Security Administration adjusts those numbers in the future.

The use of an investor’s age as a mechanism for establishing equal treatment among investors is not contemplated under the 1940 Act.  However, its usefulness is apparent, particularly in fashioning financial products for later in life.  Every individual investor will have the same rate of allocation of dividends as every other investor of the same age (applied to the amount that investor has invested in the Initial Fund and adjusted for the number of years invested) and the allocations will differ between those investors and the investors of any other age based on established US government mortality tables so that the relative mortality risk of different aged investors (sometimes referred to as a “cohort”) is reflected in the allocation of dividends to those cohorts.  The allocation will also depend in part on the relative amounts that each individual investor has invested in the Funds at the time of each allocation of dividends.  This generally results in older investors receiving a larger share of the dividends because those investors’ investment is at a greater risk of loss due to mortality.

The Allocation Formula, which is the method of allocating the dividends on the Preferred Shares, is proprietary intellectual property developed by the parent company of the Administrator and licensed to the Administrator for use by the Funds. The intellectual property rights include those described in a pending patent application at the United States Patent and Trademark Office.  To the extent not already publicly disclosed in any pending or granted patent application, the Allocation Formula will be disclosed to the board and auditors of each Fund (and their respective counsel), the Commission and SEC Staff, state regulators with jurisdiction and in litigation involving Fund shareholders if relevant to the cause of action, subject to appropriate confidentiality protections with respect to nondisclosure to third parties not named above.

There is an instinctive fairness to an investment with the same rules for everyone, where the outcomes differ based on the age of the investor, because everyone who invests may be able to attain that age and receive the related benefits. The rules of the investment are made clear to all investors before they invest.

Americans face a crisis in terms of retirement savings.  Research by Prudential Financial highlights that 2/3rds of 55-year-olds fear exhausting their savings, and many have less than $50,000 saved – far below recommended levels.  The Funds will allow ordinary Americans to harness the economic power that underlies annuities without some of the same barriers to participation, utilizing the protections of the 1940 Act instead of relying on insurance companies.

B.The Preferred Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security.

Section 18(c) of the 1940 Act provides that:

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .” (emphasis added)

For the Preferred Shares to fit within Section 18(c), the variation between different series of Preferred Shares must be within the variation permitted by the exception in Section 18(c) that permits multiple series of a single class of preferred stock. Because the Preferred Shares of a series held by an investor may be viewed as being so different from those held by other investors that some series of Preferred Shares are viewed as having a preference or priority over other series, the Applicants request relief from Section 18(c).

The Applicants are seeking exemptions because the Preferred Shares will have differing dividend accrual rates based on the age of the investor and the date of investment among other factors and, because the dividends will typically be accrued and not paid out for years, Preferred Shares with more accrued dividends will have a higher value than Preferred Shares with less in accrued dividends.

The Preferred Shares and the Common Shares are separate classes of securities.  However, the Preferred Shares and Common Shares are closely linked, with each investor buying shares of both, each investor being obligated to surrender both Preferred Shares and Common Shares upon early withdrawal and payouts, and the number of Common Shares contributing to the Allocation Formula for allocating dividends on the Preferred Shares, the Applicants request exemptive relief confirming that the Preferred Shares and Common Shares will be considered as two distinct classes under Section 18, satisfying Section 18(a)(2) and not as a single class of combined stock.

The Preferred Shares will have different values from each other based on the Allocation Formula. Therefore, to vote together and treat investors fairly, instead of having a consistent number of votes per share, each Preferred Share will have a number of votes equal to the total value of the Preferred Share on the applicable record date (liquidation preference plus accrued dividends) divided by the NAV of the Common Shares on that record date.

Section 18(i) provides:

“Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.”

The Applicants believe that the voting rights of the holders of Preferred Shares align the voting rights with each investor’s economic interest in the Fund and with the voting rights of the holders of the Common Shares.  Where the 1940 Act requires a separate vote of the Preferred Shares, the number of votes per share will be calculated in the same manner, so that holders of the Preferred Shares have a number of votes per share consistent with their economic interest in the Preferred Shares.

C.The Payouts and Early Withdrawal Amounts

The Applicants believe that the approach of the capital structure and function of the Funds that allow payouts to vary based on the age of the investors and permit penalties upon early withdrawal, voluntarily and upon death of the investor, leading to additional allocations to the remaining investors, is fair to the investors, who will be fully informed of the terms of any Fund they invest in.

The premise of an investment in a Fund is that outliving one’s financial resources is a real risk.  Many Americans will live long past retirement age and, the longer they live, the more likely they are to run out of sufficient financial resources.  The Funds are designed to help with that problem by striking a deal with investors that means the investor gives up any growth in their investment in the Fund (and up to 25% of their initial investment amount – or 25% of the NAV of their Common Shares, if less) if they withdraw early from the Fund, either voluntarily or by dying before they reach their first payout age.  Once they have reached a payout age, they are entitled to the applicable payout and they only give up the growth in their investment (and fraction of their investment amount or NAV) related to future payout ages.

Essentially, the investors are buying a longevity hedge.  They are committing the amount that they invest in a Fund (which should be only 5-10% of an investor’s overall financial resources before retirement age), to the Fund to, in the case of the Initial Fund, obtain an enhanced return on those financial assets if they stay invested and live to their first payout date and beyond.  They know that if they die before they reach the payout ages built into the Fund, they will not (and their estate or beneficiaries will not) receive the amount that their original investment grew into over the long investment horizon.  However, their estate or beneficiaries will receive back all or a portion of the original dollar amount that they invested (net of any sales load) or the NAV of the Common Shares if less.

As Will Rogers, American humorist, reportedly said, “I am not as concerned with the return on my money as I am with return of my money.”  Once an investor has been invested for 25 years and assuming that the S&P 500 has not declined below where it was when the investment was made, investors will get return of their money when they die before their first payout age.  Also, because the Fund retains the expected growth in the S&P 500 Index over all those years from those investors and allocates most of that value to accrued dividends on the Preferred Shares, the other investors who stay invested and live to their payout ages will receive enhanced returns, above the return on the S&P 500 ETFs, even if the S&P 500 Index declines.  Investors who elect to invest may be concluding that, if they do not live to some or all of their payout ages, they do not need the extra money represented by the gains and portion of their investment that they pay as an early withdrawal penalty on the portion of their financial resources they invested in the Fund and that their heirs are adequately provided for with other assets.

The other aspect of fairness for investors depends on the Allocation Formula, which is designed to apportion the excess value retained in the applicable Fund when investors withdraw early to the other remaining investors.  The Allocation Formula allocates accrued dividends to the Preferred Shares based on the relative risk that each investor’s investment in a Fund is subject to, with one key element of that risk being the mortality risk of the investor based on how old the investor is and standard mortality risk tables published by the US Social Security Administration.

The terms of each Fund, the Preferred Shares and the Common Shares will all be disclosed to the investors in that Fund, so they will understand the rules that will govern their investment and will understand that the returns that they earn may vary from those that other investors earn based on elements outside their control, such as the dates of investment, the ages of the investors and amounts they have invested and the dates of early withdrawal and payouts.  They will also understand that if they were the same age and invested at the same time as another investor and invested the same amount, they would earn the same amount if they both lived to their last payout age.  They will also understand that they will be entitled to a lower rate of dividend accrual than other investors who have a higher mortality risk and vice versa.

As a result of those features of the Funds, the Applicants believe that following the requirements of the 1940 Act, with the requested exemptions, will provide an important financial product to ordinary Americans in a way that does not discriminate unfairly against any investors.

VI.APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

 1.The expenses that are described in this Application as being borne differently by the Preferred Shares are the only expenses that will be borne differently by a class of shares of a Fund.  Other than as stated in this Application, the Common Shares and Preferred Shares may pay a different share of expenses other than shareholder services or distribution expenses, not including advisory or custodial fees or other expenses related to the management of the company's assets (collectively, “other class expenses”), if other class expenses are actually incurred in a different amount by the Common Shares or Preferred Shares, or if the holders of Common Shares or Preferred Shares receive services of a different kind or to a different degree than other classes.

2.Income, realized gains and losses, unrealized appreciation and depreciation, and expenses not allocated as described in this Application or according to condition 1 shall be allocated based on the net assets method described in Rule 18f-3(c)(1)(i), treating an amount of net assets of the a Fund equal to the aggregate amount of liquidation preference and accrued dividends on all outstanding Preferred Shares as the net assets of the Preferred Shares and the remainder of the net assets of the Fund as the net assets of the Common Shares.

3.With respect to matters submitted for a shareholder vote, the Preferred Shares: (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to the Preferred Shares; and (ii) at the series level, shall have separate voting rights on any matter submitted to shareholders that relates to the terms of the Preferred Shares or matters that Section 18(a) of the 1940 Act requires the Preferred Shareholders to vote as a separate class in which the interests of more than one series of Preferred Shareholders would be adversely affected compared to all other series.

4.Other than as specifically described in this Application, no Fund will: (a) set the terms of the Preferred Shares or otherwise adopt any arrangement in a manner that would cause the Fund to issue one or more additional classes of senior securities, or multiple series of a senior security in a manner inconsistent with Section 18(c) of the 1940 Act; or (b) repurchase Common Shares and/or Preferred Shares unless such repurchases are permitted under subsection (1) or (2) of Sections 23(c) under the 1940 Act or the rules thereunder.

VII.CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants believe that the requested relief meets the standards for relief in Section 23(c)(3) of the 1940 Act.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

Savvly Fund #3

Dated:  July 29, 2025

By:_/s/ Dario Fusato___________________________

Name:  Dario Fusato

Title:Trustee

Savvly Advisor, LLC

Dated:  July 29, 2025

By: Savvly, Inc., Sole Member

By:_/s/Dario Fusato__________________________

Name: Dario Fusato

Title:  CEO

[Savvly Fund #3 – Signature Page to Application for Exemption]

EXHIBIT A

Resolutions of the Initial Sole Trustee of Savvly Fund #3

WHEREAS, the Trustee has reviewed the Fund’s Application for Exemption for an order of the SEC pursuant to Section 6(c) of the 1940 Act, granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act to permit the Fund, among other things, to offer multiple series of preferred shares; and

WHEREAS, it is advisable and in the best interest of the Fund that the Fund file the Application for Exemption.

NOW, THEREFORE, BE IT:

RESOLVED, that the that the officers of the Fund be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Application for Exemption;

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application for Exemption, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated July 29, 2025 for and on behalf of Savvly Fund #3 in his capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Savvly Fund #3

By:_/s/ Dario Fusato_______________________

Name: Dario Fusato

Title: Trustee

The undersigned states that he has duly executed the attached Application dated July 29, 2025 for and on behalf of Savvly Advisor, LLC in his capacity as CEO of Savvly, Inc., the Sole Member of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Savvly Advisor, LLC

By: Savvly, Inc., Sole Member of Savvly Advisor, LLC

By:_/s/ Dario Fusato_________________________

Name: Dario Fusato

Title:  CEO

2  A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3 The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20)(A) of the 1940 Act, respectively.

4 The terms of the Shares described herein will be fully described in a Fund’s prospectus or other offering document and included in the Fund’s organizational documents.

5 The early withdrawal penalty will also include during the first 25 years of investment a portion of the investor’s original investment or, if less, the NAV of the investor’s Common Shares.  The formula is discussed in more detail under “STATEMENT OF FACTS – Initial Fund – Terms of the Preferred Shares”.

6 The Applicants are of the view that issuing both Class A and Class B Common Shares does not result in the creation of a “senior security” because the only difference between the classes is that one has a front-end sales load.

7 A series of Preferred Shares may have a greater value per share than another series or a higher dividend accrual rate per share than another series and, if that series is viewed as having a priority or preference over those other series because of the greater value or higher dividend accrual rate, that would not be consistent with the requirement of Section 18(c), which only permits multiple series of preferred stock if none of the series has a preference or priority over another series.